40-33



811-21048
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL
RECEIVED
PROCESSING
OCT 06 2006
WASH, D.C.
213
SECTION


06066130

October 2, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Memorandum and Order** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,	§	
Plaintiff,	§	
v.	§	**CIVIL ACTION NO. H-04-2587**
AIM MANAGEMENT GROUP, INC., et al.,	§	
Defendants.	§	

MEMORANDUM AND ORDER

Pending before the Court are Plaintiffs' Motion for Leave to Submit Supplemental Authority (Docket # 67), and Defendants' Motion to Dismiss (Docket # 51). Plaintiffs' motion is **GRANTED**, and for the following reasons, Defendants' motion is also **GRANTED**.

I. BACKGROUND

This case is a putative class action on behalf of all holders of AIM and INVESCO mutual funds ("Funds" or "AIM Funds") who held shares between March 11, 1999, and May 10, 2004. Defendants are investment advisers, distributors, and directors of AIM funds, as well as the Funds themselves, which are organized as statutory trusts under Delaware law. Plaintiffs allege that Defendants collected excessive compensation and fees at the expense of Fund shareholders. Specifically, Plaintiffs claim that Defendants made excessive payments to brokers out of Fund investor assets so that the brokers would aggressively promote the sale of AIM mutual funds to new investors. This practice is described as acquiring "shelf-space" at brokerage firms. As a result of these shelf-space arrangements, the Funds grew in size, which resulted in increased asset-based fees paid to Defendants. However, Plaintiffs allege that Defendants did not pass on the benefits of economies of scale to the shareholders, nor did they reduce fees or increase services for shareholders.

Defendants moved to dismiss Plaintiffs' Consolidated Amended Complaint after Judge Koeltl dismissed, with prejudice, a complaint asserting identical claims in *In re Eaton Vance Mutual Funds Fee Litigation*, 380 F. Supp. 2d 222 (S.D.N.Y. 2005). This Court subsequently permitted Plaintiffs to replead their claims, and Plaintiffs filed a Second Consolidated Amended Complaint ("Complaint"), alleging violations of §§ 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act[1] ("the ICA") (Counts I – IV), § 215 of the Investment Advisers Act[2] ("the IAA") (Count V), and duties under state law (Counts VI – VIII). Defendants have now moved to dismiss the Second Consolidated Amended Complaint, arguing that all of the claims it asserts are legally insufficient.

II. MOTION TO DISMISS

A. Standard of review

A court may dismiss a complaint for "failure to state a claim upon which relief can be granted." Fed. R. Civ. P. 12(b)(6). A district court will dismiss a claim under Federal Rule of Civil Procedure 12(b)(6) only if "it appears certain that the plaintiff cannot prove any set of facts in support of his claim that would entitle him to relief." *Leffall v. Dallas Indep. Sch. Dist.*, 28 F.3d 521, 524 (5th Cir. 1994); *see also Jones v. Greninger*, 188 F.3d 322, 324 (5th Cir. 1999) ("[T]he court should not dismiss the claim unless the plaintiff would not be entitled to relief under any set of facts or any possible theory that he could prove consistent with the allegations in the complaint."). When considering a Rule 12(b)(6) motion to dismiss, a court must "accept the complaint's well-pleaded facts as true and view them in the light most favorable to the plaintiff."

[1] 15 U.S.C. §§ 80a-1 to 80a-64 (2006).
[2] 15 U.S.C. § 80b-15 (2006).

Johnson v. Johnson, 385 F.3d 503, 529 (5th Cir. 2004). In the Fifth Circuit, a motion for judgment pursuant to Rule 12(c) is reviewed under the same standard as a motion to dismiss under Rule 12(b)(6). *Great Plains Trust Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 313 n.8 (5th Cir. 2002) ("Rule 12(b)(6) decisions appropriately guide the application of Rule 12(c) because the standards for deciding motions under both rules are the same.").[3]

B. ICA §§ 34(b) and 36(a)

Defendants move to dismiss Counts I and II on the ground that §§ 34(b) and 36(a) of the ICA do not contain implied private rights of action. Plaintiffs argue that Congress intended a private right of action in these provisions.

Prior to the Supreme Court's decision in *Alexander v. Sandoval*, 532 U.S. 275 (2001), a number of courts had held that implied rights of action existed under various provisions of the ICA. *See, e.g., Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 796 (S.D.N.Y. 1997) (finding an implied right of action under § 36(a)); *In re Nuveen Fund Litig.*, 1996 WL 328006 at *4-6 (N.D. Ill. June 11, 1996) (finding an implied right of action under §§ 34(b) and 36(a)). However, *Alexander v. Sandoval* significantly restricted the circumstances in which a right of action can be implied. *See Corr. Servs. Co. v. Malesko*, 534 U.S. 61, 67 n.3 (2001) ("[W]e have retreated from our previous willingness to imply a cause of action where Congress has not provided one."). An implied right of action now exists only where Congress intended one, and Congress's intent must be gleaned from the "text and structure" of the statute. *Sandoval*, 532 U.S. at 288. The relevant considerations are: "1) whether the provision explicitly provides a private right of action; 2) whether the provision contains 'rights-creating language' for those protected under the statute; 3) whether the statute has provided an alternative method of

[3] Defendants' Motion to Dismiss Plaintiff's Second Consolidated Amended Complaint does not specify whether it is brought pursuant to Federal Rule of Civil Procedure 12(b)(6) or Rule 12(c). In either case, the Court's standard of review is the same.

enforcement; and 4) whether Congress provided a private right of action for enforcement of any other section of the statute." *Eaton Vance*, 380 F. Supp. 2d at 231 (citing *Olmsted v. Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 432-34 (2d Cir. 2002)).

Since *Alexander v. Sandoval* has supplied the test for finding an implied right of action, the overwhelming majority of courts to address the issue has declined to imply private rights of action in §§ 34(b)[4] and 36(a)[5] of the ICA. *See, e.g.*, *In re Salomon Smith Barney Mut. Fund Fees Litig.*, 441 F. Supp. 2d 579 (S.D.N.Y. 2006); *In re Morgan Stanley and Van Kampen Mut. Fund Sec. Litig.*, 2006 WL 1008138 at *11 (S.D.N.Y. Apr. 18, 2006); *In re Evergreen Mut. Funds Fee Litig.*, 423 F. Supp. 2d 249, 255-57 (S.D.N.Y. 2006); *In re Franklin Mut. Funds Fee Litig.*, 388 F. Supp. 2d 451, 465-67 (D.N.J. 2005); *Eaton Vance*, 380 F. Supp. 2d at 232; *In re Davis Selected Mut. Funds Litig.*, No. 04-cv-4186, 2005 WL 2509732, at *2 (S.D.N.Y. Oct. 11, 2005); *In re Mut. Funds Inv. Litig.*, 384 F. Supp.2d 845, 868 (D. Md. 2005); *In re Lord Abbett Mut. Funds Fee Litig.*, 385 F. Supp. 2d 471, 486-87 (D.N.J. 2005); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 367-72 (D. Mass. 2005); *In re Van Wagoner Funds, Inc. Sec. Litig.*, 283 F. Supp. 2d 1173, 1189-90 (N.D. Cal. 2004); *White v. Heartland High Yield Mun. Bond Fund*, 237 F. Supp. 2d 982, 987 (E.D. Wis. 2002). These courts point to the absence of "rights-creating" language in the provisions, the availability of an alternative method of enforcement (i.e., SEC action), and the

---

[4] Section 34(b) declares: "It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document . . . ." 15 U.S.C. § 80a-33 (2006).

[5] Section 36(a) provides:

> The [SEC] is authorized to bring an action . . . alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts--
>
> (1) as officer, director, member of any advisory board, investment adviser, or depositor; or
>
> (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company.

15 U.S.C. § 80a-35(a) (2006).

existence of an express private right of action in another section of the statute (specifically § 36(b)) as evidence that Congress did not intend for there to be a private cause of action under either § 34(b) or § 36(a). This Court is persuaded by this reasoning and likewise finds that there is no implied private right of action under ICA §§ 34(b) or 36(a). Counts I and II are therefore dismissed for failure to state a claim.[6]

C. ICA § 36(b)

Count III asserts claims directly against the distributor, investment advisor, and director Defendants of the Funds for breach of fiduciary duties under § 36(b) of the ICA. Defendants move to dismiss Count III on the ground that § 36(b) of the ICA authorizes only derivative claims rather than direct claims, and thus Count III is improperly pled.

Section 36(b) provides, in relevant part, "An action may be brought under this subsection . . . *by a security holder* of such registered investment company *on behalf of such company* . . . ." 15 U.S.C. § 80a-35(b) (2006) (emphasis added). This language, as it was interpreted by the Supreme Court in *Daily Income Fund v. Fox*, 464 U.S. 532 (1984), creates a *private* right to bring a *derivative* action. The Supreme Court explained that the "on behalf of" language of the statute means that the "right asserted by a shareholder suing under the statute is a 'right of the corporation,'" *id.* at 535, and the recovery goes to the corporation itself. Thus, a "§ 36(b) action is undeniably 'derivative' in the broad sense of the word.'" *Id.* However, the Court went on to explain that because, unlike most statutes providing derivative causes of action, § 36(b) explicitly authorized "a security holder" to assert the rights of the corporation, the demand requirement of Fed. R. Civ. P. 23.1 generally applicable to derivative claims would not apply to a claim under § 36(b). *Id.* Thus, *Daily Income* makes it clear that a claim under § 36(b) of the

[6] Defendants also argue that Plaintiffs' §§ 34(b) and 36(a) claims should be dismissed because they are derivative claims and the demand requirement of Fed. R. Civ. P. 23.1 was not satisfied. However, as the claims are dismissed on other grounds, the Court does not reach this argument.

ICA is a derivative claim, but one to which the demand requirement does not apply. *See also Olmsted*, 283 F.3d at 433 (characterizing an action under § 36(b) as a "private right of *derivative* action" (emphasis added)).

Some confusion subsequently arose over whether a § 36(b) claim is derivative or direct because of a statement the Supreme Court made in *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90 (1991). It referred in dicta to "our conclusion in *Fox* that a shareholder action 'on behalf of' the company under § 36(b) is *direct rather than derivative* and can therefore be maintained without any precomplaint demand on the directors." *Id.* at 108 (emphasis added). However, in the very next sentence of the opinion, the Court added, "[I]t can hardly be maintained that a shareholder's exercise of his state-created prerogative to initiate *a derivative suit without the consent of the directors* frustrates the broader policy objectives of the ICA." *Id.* (emphasis added). Rather than reading these two adjacent sentences to be contradictory, the more sensible interpretation is that the Court's reference to § 36(b) as "direct" was not intended to reverse the holding of *Daily Income*, but merely to emphasize that a shareholder can bring a derivative claim under § 36(b) "directly," i.e., without first making a demand on the corporation. *See In re Am. Mut. Funds Fee Litig.*, 2005 WL 3989803, at *3 (C.D. Cal. Dec. 16, 2005); *accord In re Blackrock Mut. Funds Fee Litig.*, 2006 U.S. Dist. LEXIS 13846, at *33 (W.D. Pa. Mar. 29, 2006). Accordingly, this Court joins those courts to have analyzed this issue[7] and holds that a claim under § 36(b) is a derivative claim and must be pled as such. Count III is therefore dismissed with leave to amend.

---

[7] *See In re Saloman Smith Barney Mut. Fund Fees Litig.*, 441 F. Supp. 2d 579 (S.D.N.Y. 2006); *Blackrock*, 2006 U.S. Dist. LEXIS 13846 at *33; *In re Lord Abbett Mut. Funds Fee Litig.*, 407 F. Supp. 2d 616, 632-33 (D.N.J. 2006); *American*, 2005 WL 3989803 at *3; In re Franklin Mut. Funds Fee Litig., 388 F. Supp. 2d 451, 468 (D.N.J. 2005); *Mutchka v. Harris*, 373 F. Supp. 2d 1021, 1025 (C.D. Cal. 2005). There are cases in which a directly pled § 36(b) claim was not dismissed, but those opinions did not analyze whether the claim should have been pled derivatively. *See, e.g., Forsythe v. Sun Life Fin., Inc.*, 2006 U.S. Dist. LEXIS 1948, at *43-44 (D. Mass. Jan. 19, 2006); *In re Dreyfus Mut. Funds Fee Litig.*, 428 F. Supp. 2d 342, 350 n.7 (W.D. Pa. 2005); *Strigliabotti v. Franklin Res., Inc.*, 2005 WL 645529, at *8 (N.D. Cal. Mar. 7, 2005).

D. ICA § 48(a)

Defendants move to dismiss Count IV of the Complaint on the grounds that § 48(a) of the ICA does not provide an independent basis of liability, nor does it contain an implied private right of action.

Section 48(a) of the ICA prohibits a person from using his or her control over another person to commit a violation of the ICA. Specifically:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a) (2006). Thus, liability under § 48(a) of the ICA is predicated upon a violation of another ICA section. Here, because Plaintiffs have failed to state a cause of action under §§ 34(b), 36(a), or 36(b) of the ICA, no claim for a violation of § 48(a) can be maintained. *See Evergreen*, 423 F. Supp. 2d at 260. In addition, for the reasons discussed in Section C, *supra*, there is also no implied private right of action in § 48(a). *Accord Eaton Vance*, 380 F. Supp. 2d at 232-33. Thus, even if Plaintiffs were to state a proper cause of action under § 36(b) in the future, a § 48(a) claim would still not be cognizable. Accordingly, Plaintiffs' claim under § 48(a) is legally insufficient and Count IV is therefore dismissed.

E. IAA § 215

Count V is a derivative claim on behalf of the AIM Funds against the investment adviser Defendants under § 215 of the IAA for violations of § 206 of the IAA. Defendants move to dismiss Count V for failure to satisfy the demand requirement of Fed. R. Civ. P. 23.1.

Rule 23.1 requires a complaint in a derivative action to "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority and, if necessary, from the shareholders or members, and the reasons for the plaintiff's failure to obtain the action or for not making the effort." Fed. R. Civ. P. 23.1. The standard for excusing the demand requirement is governed by the law of a fund's state of incorporation. *Kamen v. Kemper Fin. Servs.*, 500 U.S. 90, 97-99 (1999). Thus, because the AIM Fund is organized under the laws of Delaware, Delaware law applies here.

Under Delaware law, in order to allege demand futility, a plaintiff must plead particularized facts showing that the board is "incapable of exercising its power and authority to pursue derivative claims directly." *White v. Panic*, 783 A.2d 543, 551 (Del. 2001). To determine whether a plaintiff has adequately pleaded futility, a court must ask whether a reasonable doubt has been created that "(1) the directors are disinterested and independent and (2) the challenged transaction was otherwise the product of a valid exercise of business judgment." *Aronson v. Lewis*, 473 A.2d 805, 814 (Del. 1984), *overruled on other grounds by Brehm v. Eisner*, 746 A.2d 244 (Del. 2000).

The answer to the first inquiry, whether there is reasonable doubt as to the directors' independence and disinterest, is supplied by the law governing Delaware statutory trusts. The Delaware Statutory Trusts Act declares that an independent trustee who is not an "interested person" as defined in the ICA is "*deemed* to be independent and disinterested for all purposes." Del. C. § 3801(h) (2006) (emphasis added). The ICA states that a trustee is an interested person only if the trustee is an "affiliated person," meaning the trustee is "controlled by" the investment advisor. 15 U.S.C. § 80a-2(a)(3), (19). The ICA defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company," and provides that a "natural person shall be presumed not to be a controlled person within the meaning of this subchapter." 15 U.S.C. § 80a-

2(a)(9). Thus, because the AIM directors to whom Plaintiffs would have had to make their demand are natural persons, they are presumed to be independent and disinterested for all purposes under Delaware law. *See Eaton Vance*, 380 F. Supp. 2d at 239 (analyzing a nearly identical presumption under Massachusetts law).

Plaintiffs have not pleaded any specific facts to overcome this presumption. "Mere allegations of substantial compensation are insufficient" to establish futility. *In re Goldman Sachs Mut. Funds Fee Litig.*, 2006 WL 126772, at *11 (S.D.N.Y. Jan. 17, 2006) (citing *Jacobs v. Yang*, 2004 WL 1728521, at *4 (Del. Ch. Aug. 2, 2004)). Conclusory allegations that the directors are appointed by, controlled by, and beholden to the investment adviser Defendants for their position and compensation are also insufficient to excuse demand. *Goldman Sachs*, 2006 WL 126772 at *11; *accord Verkouteren v. Blackrock Fin. Mgmt., Inc.*, 1999 WL 511411, at *3 (S.D.N.Y. Jul. 20, 1999), *aff'd*, 208 F.3d 204 (2d Cir. 2000) (observing that directors serving at the pleasure of the investment adviser is "a fact common to all funds which has not been deemed problematic by the bodies regulating the industry"). Similarly, allegations that the directors themselves participated in the wrongdoing do not alone establish futility. *See Goldman Sachs*, 2006 WL 126772 at *11 (citing *Citron v. Daniell*, 796 F. Supp. 649, 652 (D. Conn. 1992) ("Allegations that the directors engaged in the conduct at issue in order to retain their positions is likewise insufficient to establish futility.")). Nor is it sufficient for Plaintiffs to allege that directors are generally disinclined to sue themselves and their colleagues. *Goldman Sachs*, 2006 WL 126772 at *11 (citing *Aronson*, 473 A.2d at 818). Likewise, the observations that the directors were members of multiple boards, were unlikely to be removed from office by shareholders, and had a financial interest in growing the Funds also fail to transform them into interested directors.

In sum, Plaintiffs have provided no specific facts to support their conclusory allegations that the AIM directors were interested and incapable of properly exercising their business judgment. Thus, failure to make a demand in accordance with Fed. R. Civ. P. 23.1 is not excused, and Plaintiffs' derivative claim under § 215 of the IAA (Count V) is dismissed.

F. State Law Claims

Plaintiffs have asserted state law claims against Defendants in Counts VI through VIII, alleging breach of fiduciary duties and unjust enrichment. Defendants move to dismiss the state law claims on the ground that they are preempted by the Securities Litigation Uniform Standards Act ("SLUSA"). The SLUSA preempts certain "covered class actions" based on state law that allege "a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1)(A) (2006). Plaintiffs urge that their class consists only of "holders" of Fund shares,[8] so their claims are necessarily not in connection with the purchase or sale of securities. However, the Supreme Court has recently rejected this argument. In *Merrill Lynch v. Dabit*, --- U.S. ---, 126 S. Ct. 1503 (2006), the Court held that the SLUSA's language must be read broadly to include not only purchasers and sellers of securities, but also holders of securities, as long as "the fraud alleged 'coincide[s]' with a securities transaction—whether by the plaintiff or by someone else." *Id.* at 1513. While Plaintiffs' Complaint attempts to disclaim any allegation that could be construed as alleging fraud, this distinction is illusory. Plaintiffs allege breach of fiduciary duties, failure to prevent improper Rule 12b-1 marketing fees, improper payments of soft dollars, unauthorized use of "directed brokerage," and excessive charges for payments to brokers. These claims are all permutations of

[8] Plaintiffs have asserted the state law claims on behalf of a subclass of holders defined as "all persons or entities who acquired one or more shares, units or like interests of AIM/INVESCO Funds before March 11, 1999 and held during the Class Period and were damaged thereby."

fraud that "coincided" with securities transactions. This same attempt to evade the ambit of SLUSA was rejected in *Salomon Smith Barney*:

> Plaintiffs' attempts to distinguish between misrepresentations and omissions connected with the purchase of securities [and] purportedly improper annual Rule 12b-1 fees, improper payments of soft dollars, and unauthorized use of 'directed brokerage' in exchange for self space are unavailing. *Dabit*'s very broad interpretation of SLUSA includes such claims within its "preemptive sweep." 126 S. Ct. at 1514.

441 F. Supp. 2d 579. Thus, because SLUSA preempts state law claims by holders of securities in addition to purchasers and sellers, Plaintiffs' state law claims (Counts VI – VIII) are dismissed.

G. Standing

Finally, Defendants move to dismiss all claims brought on behalf of Funds in which the named Plaintiffs do not currently own shares or did not own shares at the time of the alleged wrongdoing for lack of standing. However, because all of Plaintiffs' claims have been dismissed on other grounds, the Court does not reach this issue.

III. CONCLUSION

Counts I, II, IV, V, and VI – VIII are **DISMISSED WITH PREJUDICE**, and Count III is **DISMISSED WITH LEAVE TO AMEND**.

IT IS SO ORDERED.

SIGNED this 29th day of September, 2006.



KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT